September 30, 2025

VIA EDGAR

Ms. Alyssa Wall

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polibeli Group Ltd (CIK No. 0002035697)
Registration Statement on Form F-1 (File No. 333-290504)

Dear Ms. Alyssa Wall,

Pursuant to Rule 461 of Regulation C (“Rule 461”) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-290504) be accelerated by the Securities and Exchange Commission to 5:30 p.m. Eastern time on September 30, 2025 or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Hogan Lovells.

[Signature page follows]

Polibeli Group Ltd

By:	/s/ Fucheng Yan
Name:	Fucheng Yan
Title:	Chairman

CC:	Hua Chen, Chief Executive Officer, Polibeli Group Ltd
Stephanie Tang, Partner, Hogan Lovells

[Signature Page to Acceleration Request]